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                                                   EXHIBIT 20



                              Thomas Higgins
                              Southern California Edison
                              (818) 302-7933

                              Martha Alcott
                              California Manufacturers
                              Association
                              (916) 441-5420

FOR IMMEDIATE RELEASE

          Edison and Coalition Submit Memorandum
          of Understanding to CPUC

     SAN FRANCISCO, Calif., September 11, 1995 -- Southern
California Edison and a coalition of independent power producers and customers including the California Manufacturers
Association (CMA) jointly announced today they have reached a consensus in the restructuring of the electric utility industry into a competitive marketplace.

     Terms of the consensus are contained in a Memorandum of Understanding (MOU) submitted to the California Public Utilities Commission (CPUC) today. As a joint recommendation to the CPUC, the MOU outlines implementation details that are based on a statement of principles for electric utility restructuring announced August 11, 1995.

     John Fielder, SCE's vice president for Regulatory Policy and Affairs, said the MOU provides for the simultaneous beginning of a power exchange and phased-in direct access by January 1, 1998. "We believe that the MOU allows for an orderly transition to a competitive marketplace. Customers will be able to choose a market mechanism that best suits their needs while maintaining the reliability of California's electric system and allowing for small customers to benefit from the exchange. It is a consensus, not any one party's wish list. It is time now to move forward," he said.

     William Campbell, president of the CMA, said the proposed arrangement provides value for everyone. "Under this MOU, customers in California now have an absolute date they can look forward to the introduction of a competitive electric marketplace," he said. "If enacted by the CPUC, California will be the first to provide all its citizens choice of electric services beginning in 1998 and phased in through 2003."

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     According to the MOU:

* An independent system operator will control the scheduling and dispatch of all electricity on the state's power grid.
* A separate independent power exchange will manage an economic auction to balance electricity supply and demand. The auction will provide a visible market clearing price.
* Physical direct access will be phased in over a five-year schedule, allowing for individual contracts and aggregation of smaller customers.
* A non-bypassable competitive transition charge will be collected to pay for past regulatory commitments.
* California's social and environmental public policy programs will be funded through a separate charge during the transition period. The parties emphasized their continued support for funding these programs.

     Edison and the coalition members who signed the MOU pledge to support the proposal and to work for its efficient implementation. The signators include: California
Manufacturers Association, California Large Energy Consumers
Association, Southern California Edison Company and
Independent Energy Producers.

     Edison reiterated its goal to reduce system-wide rates by 25 percent by the year 2000, in inflation-adjusted dollars. The parties expressed strong appreciation for the leadership shown by the Governor's Office and key legislators in their effort to achieve consensus and praised the CPUC members for their pioneering work on the issue. The CPUC has scheduled public hearings on the proposal on September 13 and 14, with a final decision on restructuring the electric utility industry expected in October.

                            -SCE-